Exhibit 99.1

Titan America Announces Fourth Quarter and Full Year 2025 Results

-Volume Growth from Infrastructure and Private Non-Residential End Markets Combined with Disciplined Cost Management Drive Improved Q4 Results Year-over-Year-
-Revenue, Profitability, and Operating Cash Flow Reach an All Time High in 2025-
-Announced Agreement to Acquire the Keystone Cement Company, Expanding Geographic Reach and Strengthening Long-Term Strategic Positioning in the Mid-Atlantic Region-

Norfolk, Virginia, March 17, 2026 – Titan America SA (NYSE: TTAM), a leading fully-integrated producer and supplier of building materials, services and solutions in the construction industry operating along the U.S. East Coast, today announced its fourth quarter and full year 2025 financial results. Titan America SA, including its wholly-owned operating subsidiary, Titan America LLC, shall be referred to herein as “Titan America.”

Fourth-Quarter 2025 Highlights

•Revenue of $405.7 million increased 4.1% from $389.8 million in Q4 2024
•Net Income of $43.5 million increased 19.1% from $36.5 million in Q4 2024, while Net Income Margin improved to 10.7% from 9.4% in Q4 2024
•Earnings per share grew to $0.24, up from $0.21 in Q4 2024
•Adjusted EBITDA(1) of $93.7 million increased 12.2% from $83.5 million in Q4 2024, while Adjusted EBITDA Margin improved to 23.1% from 21.4% in Q4 2024
Full Year 2025 Highlights

•Revenue of $1,664.2 million increased 1.8% from $1,634.4 million in 2024
•Net Income of $185.4 million increased 11.7% from $166.1 million in 2024, while Net Income Margin improved to 11.1% from 10.2% in 2024
•Earnings per share grew to $1.01, up from $0.95 in 2024
•Adjusted EBITDA(1) of $389.7 million increased 5.2% from $370.4 million in 2024, while Adjusted EBITDA Margin improved to 23.4% from 22.7% in 2024

Bill Zarkalis, President and Chief Executive Officer, commented, “In a construction materials market affected by soft demand and economic uncertainty, Titan America delivered all time high revenue, Net Income, Adjusted EBITDA and operating cash flow in 2025. This achievement reflects the strength of our business model, disciplined decision-making, skillful execution across our operations, and an unwavering focus on serving our customers. It showcases once again Titan America’s ability to grow organically and deliver strong results, even in challenging environments. Our Florida segment delivered a robust performance with strong penetration in infrastructure and private non-residential construction segments offsetting a soft residential end-market. Our investments in increased aggregates capacity, expanded capabilities, and self-help operational excellence initiatives delivered record full year revenue and Adjusted EBITDA in 2025. Our Mid-Atlantic segment was impacted by a combination of soft demand in Metro New York and New Jersey, the introduction of tariffs, and weather affecting Virginia and the Carolinas. Resilient pricing, and continued growth in infrastructure, private non-residential construction, including data centers, and cost containment initiatives partially mitigated the impact from the headwinds in the region.”

	Three Months Ended December 31				Year ended December 31
	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
(all amounts in thousands of US$)
Revenue	$405,662	$389,815	$15,847	4.1%	$1,664,188	$1,634,393	$29,795	1.8%
Net Income	$43,511	$36,528	$6,983	19.1%	$185,439	$166,074	$19,365	11.7%
Adjusted EBITDA	$93,739	$83,522	$10,217	12.2%	$389,664	$370,400	$19,264	5.2%
Capital Expenditures	$42,884	$23,924	$18,960	79.3%	$163,316	$137,271	$26,045	19.0%

Fourth Quarter 2025 Results

Revenue for the three months ended December 31, 2025 was $405.7 million, an increase of 4.1% from $389.8 million in the prior year quarter. Revenues were positively impacted by increased aggregates production capacity, cement volumes and ready-mix concrete volumes compared to Q4 2024.
Net Income for the three months ended December 31, 2025 was $43.5 million, an increase of 19.1% from $36.5 million in the prior year quarter, while Adjusted EBITDA was $93.7 million, an increase of 12.2% from $83.5 million in the prior year period. The increase in both Net Income and Adjusted EBITDA was primarily driven by increased revenue, sales mix and improved margins from lower costs and improved productivity. The increase in Net Income was also driven by lower financing costs and reduced impacts from foreign exchange and related derivatives, partially offset by higher general and administrative expenses. Net Income Margin and Adjusted EBITDA Margin in the three months ended December 31, 2025 were 10.7% and 23.1%, respectively, up from 9.4% and 21.4%, respectively, in the same period of 2024.
Full Year 2025 Results
Revenue for the full year 2025 was $1.66 billion, an increase of 1.8% compared to $1.63 billion in 2024, primarily as a result of increases in product pricing for aggregates and ready-mix concrete and an increase in aggregates sales volumes, partially offset by decreases in sales volumes for cement and concrete block.
Net Income for the full year 2025 was $185.4 million, an increase of 11.7% compared to $166.1 million in 2024, while Adjusted EBITDA was $389.7 million, an increase of 5.2% compared to $370.4 million in 2024. The increase in both Net Income and Adjusted EBITDA was primarily driven by improved margins from lower costs. Net Income also benefitted from lower financing costs and a lower effective tax rate. Net Income Margin and Adjusted EBITDA Margin for the full year 2025 were 11.1% and 23.4%, respectively, compared to 10.2% and 22.7%, respectively, for the full year 2024.
Cash Flow and Capital Resources

For the twelve months ended December 31, 2025, cash flow provided by operations was $295.4 million, and net capital expenditures were $163.3 million, resulting in free cash flow of $132.1 million.

As of December 31, 2025, Titan America had $211.8 million in cash and cash equivalents and $462.4 million total debt. Net debt was $250.7 million, representing a ratio of 0.64x 2025 Adjusted EBITDA.

Revenue and Adjusted EBITDA by Reportable Segment

	Revenue
	Three Months Ended December 31			Year ended December 31
	2025	2024	% Change	2025	2024	% Change
(all amounts in thousands of US$)
Florida	$247,094	$235,202	5.1%	$1,024,415	$997,575	2.7%
Mid-Atlantic	158,568	153,905	3.0%	639,773	634,946	0.8%
Other(1)	—	708	NM(2)	—	1,872	NM(2)
Consolidated	$405,662	$389,815	4.1%	$1,664,188	$1,634,393	1.8%
(1) Other includes equipment, related services and miscellaneous revenue
(2) Not meaningful

	Segment adjusted EBITDA
	Three Months Ended December 31			Year ended December 31
	2025	2024	% Change	2025	2024	% Change
(all amounts in thousands of US$)
Florida	$64,565	$52,704	22.5%	$278,663	$249,665	11.6%
Mid-Atlantic	$32,403	$34,255	(5.4)%	$120,537	$134,792	(10.6)%

Fourth Quarter 2025 Results by Reporting Segment

The Florida segment generated revenues of $247.1 million in the fourth quarter of 2025, compared to $235.2 million in the prior year quarter. The 5.1% year-over-year increase was primarily due to higher aggregates, concrete block and cement sales volumes due to our strong presence in the infrastructure and private non-residential sectors, and increased aggregates production capacity. Segment adjusted EBITDA for the quarter increased to $64.6 million, compared to $52.7 million in the prior year quarter, primarily due to the impact of higher sales volumes and operational efficiencies.

The Mid-Atlantic segment generated revenues of $158.6 million in the fourth quarter, compared to $153.9 million in the prior year quarter. The 3.0% year-over-year increase in revenue was driven by higher prices as compared to the prior year quarter. Segment adjusted EBITDA was $32.4 million, compared to $34.3 million in the prior year quarter, primarily due to higher cost of goods sold for ready-mix concrete and cement.

Full Year 2025 Results by Reporting Segment
The Florida segment generated revenues of $1,024.4 million, reflecting a 2.7% increase from $997.6 million in 2024. Growth was driven by increases in the aggregates, ready-mix concrete and fly ash product lines due to increased aggregates production capacity, an increase in fly ash volumes and higher average price for ready-mix concrete and fly ash. Segment adjusted EBITDA increased 11.6% to $278.7 million from $249.7 million in the prior year, primarily due to the increase in revenue and lower production costs which offset higher general and administrative expenses.

The Mid-Atlantic segment generated revenues of $639.8 million, reflecting a 0.8% increase from $634.9 million in 2024. Growth was driven by increases in the ready-mix concrete and fly ash product lines partially offset by lower cement revenue. Segment adjusted EBITDA was $120.5 million in 2025 as compared to $134.8 million in the prior year, primarily due to lower cement sales volume, increases in raw material unit costs in the ready-mix concrete product line, tariffs on imported cement and higher general and administrative expenses.

2026 Outlook
Regarding Titan America’s outlook, President & CEO Bill Zarkalis stated, “In 2026, we expect softness in the residential sector to continue. The recent surge in oil and energy prices introduces additional risks in an already complex and uncertain economic backdrop. Based on current market dynamics, with concerns of additional inflation fueled by higher energy costs, we believe mortgage rates are likely to remain broadly at current elevated levels with house affordability remaining low. As a result, we believe investment in the residential sector may be stabilizing at current lower levels with the much anticipated residential sector inflection point being potentially pushed into 2027. With continued residential softness in mind, our guidance for 2026, on a like-for-like basis, anticipates low single digit revenue growth compared to 2025, with modest expansion in our Adjusted EBITDA margins.”
Mr. Zarkalis continued, “Robust operating cash flows and a strong balance sheet reinforce our capacity to act on strategic opportunities including, for example, our recently announced acquisition of the Keystone Cement Company in Pennsylvania. The proposed acquisition, subject to regulatory approval, will expand our geographic footprint, add substantial domestic cement production capacity to our portfolio, and strengthen our presence in the Mid-Atlantic region.”
Mr. Zarkalis concluded, “As we look to 2026 and beyond, we are excited about the strong growth opportunities ahead. The markets where we operate are the beneficiaries of significant tailwinds, including infrastructure investments, manufacturing reshoring and emerging trends in resilient urbanization and construction technology. We continue to execute on our strategic plan - innovating and expanding our product offerings, particularly focusing on meeting the evolving needs of our customers for sustainable, high-performance products, services and solutions.”

Conference Call

Titan America will host a conference call at 5:00 p.m. ET on March 17, 2026. The conference call will be broadcast live over the Internet. Additionally, a slide presentation will accompany the conference call. To listen to the call and view the slides, please visit the Investors section of Titan America’s website at https://www.titanamerica.com/. For those who are unable to listen to the live broadcast, an audio replay of the conference call will be available on the Titan America website for 30 days.
About Titan America SA
Titan America is a leading vertically-integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs.

Forward-Looking Statements
This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, developments in the industry in which we operate and the proposed offering. In some cases, you can identify forward-looking statements by terminology such as “believe,” “anticipate,” “continue,” “could,” “expect,” “goal,” “may,” “plan,” “predict,” “propose,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, including the risks detailed in our 2024 Annual Report filed on Form 20-F on April 4, 2025, as well as the risk of a prolonged government shutdown negatively affecting infrastructure spending, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this report regarding trends or current activities should not be taken as a report that such trends or activities will continue in the future. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this report. The information contained in this report is subject to change without notice. No re-report or warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it.

Financial Measures (Non-IFRS)
In addition to the financial information presented in accordance with International Financial Reporting Standards (“IFRS”), this press release includes the following Non-IFRS financial measures: Adjusted EBITDA, Adjusted EBITDA Margin, Net Income Margin, free cash flow, net debt and the ratio of net debt to Adjusted EBITDA. We define Adjusted EBITDA as net income before finance cost, net, income tax expense, depreciation, depletion and amortization, further adjusted to remove the impact of additional items such as (gain)/loss on disposal of fixed assets, asset impairment (recovery)/loss, foreign exchange (gain)/loss, net, derivative financial instrument (gain)/loss, net, fair value loss on sale of accounts receivable, net, share-based compensation and other non-recurring items, including certain transaction costs related to our initial public offering and merger and acquisition costs. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. We define Net Income Margin as net income divided by revenue. We define free cash flow as net cash provided by operating activities, less net payments for capital expenditures, which includes (i) investments in property, plant and equipment, (ii) investments in identifiable intangible assets and (iii) proceeds from the sale of assets, net of disposition costs. We define net debt as the sum of short and long-term borrowings, including accrued interest and short-term and long-term lease liabilities less cash and cash equivalents. We define the ratio of net debt to Adjusted EBITDA as the ratio derived by dividing net debt by Adjusted EBITDA. See “Reconciliation of IFRS to Non-IFRS” section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure.
We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.
Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures.

(1) As used throughout this release, the terms Adjusted EBITDA, Adjusted EBITDA Margin, Net Income Margin, free cash flow, net debt and the ratio of net debt to Adjusted EBITDA are non-IFRS financial metrics. See “Reconciliation of IFRS to Non-IFRS” for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See “Financial Measures (Non-IFRS)” for further discussion on these non-IFRS measures and why we believe they are useful.

Condensed Consolidated Statements of Income (Unaudited)

(all amounts in thousands of US$ except for earnings per share)	Three Months Ended December 31		Year ended December 31
	2025	2024	2025	2024

Revenue	$405,662	$389,815	$1,664,188	$1,634,393
Cost of goods sold	(302,408)	(294,085)	(1,229,202)	(1,217,738)
Gross profit	103,254	95,730	434,986	416,655

Selling expense	(8,767)	(8,710)	(34,337)	(33,623)
General and administrative expense	(34,238)	(37,107)	(130,092)	(128,930)
Net impairment gain/(loss) on financial assets	188	(147)	479	(398)
Fair value loss on sale of accounts receivable, net	(618)	(570)	(4,012)	(4,620)
Other operating income, net	204	963	1,087	2,304
Operating income	60,023	50,159	268,111	251,388

Finance cost, net	(4,970)	(7,340)	(22,561)	(26,175)
Foreign exchange (loss)/gain, net	247	28,313	(45,101)	20,846
Derivative financial instrument gain/(loss), net	(959)	(20,959)	41,841	(22,441)
Other non-operating income	—	—	2,552	—
Income before income taxes	54,341	50,173	244,842	223,618
Income tax expense	(10,830)	(13,645)	(59,403)	(57,544)
Net income	$43,511	$36,528	$185,439	$166,074

Earnings per share of common stock:
Basic earnings per share	$0.24	$0.21	$1.01	$0.95
Diluted earnings per share	$0.24	$0.21	$1.01	$0.95
Weighted average number of common stock - basic	184,362,465	175,362,465	183,351,506	175,362,465
Weighted average number of common stock - diluted	184,494,930	175,362,465	183,463,266	175,362,465

Condensed Consolidated Statements of Financial Position (Unaudited)

	December 31	December 31
(all amounts in thousands of US$)	2025	2024
Current assets:
Cash and cash equivalents	$211,750	$12,124
Trade and other receivables, net	112,404	106,056
Inventories	226,414	227,638
Prepaid expenses and other current assets	18,051	14,308
Income taxes receivable	41,319	22,802
Derivatives and credit support payments	17	1,328
Total current assets	609,955	384,256

Noncurrent assets:
Property, plant, equipment and mineral deposits, net	930,012	851,733
Right-of-use assets	66,158	64,688
Other assets	9,139	10,076
Intangible assets, net	29,020	30,167
Goodwill	221,562	221,562
Derivatives and credit support payments	28,029	3,770
Total noncurrent assets	1,283,920	1,181,996
Total assets	$1,893,875	$1,566,252

Current liabilities:
Accounts and related party payables	$144,681	$148,558
Accrued expenses	22,122	24,879
Provisions	8,897	10,081
Income taxes payable	2,189	1,872
Short term borrowing, including accrued interest	5,387	33,608
Lease liabilities	11,168	12,386
Derivatives and credit support receipts	17	1,318
Other current liabilities	6,763	6,344
Total current liabilities	201,224	239,046

Non-current liabilities:
Long-term borrowings	390,438	358,222
Lease liabilities	55,420	55,967
Provisions	61,440	50,926
Deferred income tax liability	115,556	98,212
Derivatives and credit support receipts	28,300	8,418
Other noncurrent liabilities	7,431	5,447
Total noncurrent liabilities	658,585	577,192

Total liabilities	859,809	816,238

Stockholders’ equity	1,034,066	750,014

Total liabilities and stockholders’ equity	$1,893,875	$1,566,252

Condensed Consolidated Statements of Cash Flows (Unaudited)

(all amounts in thousands of US$)	Twelve Months Ended December 31
	2025	2024
Cash flows from operating activities
Income before income taxes	$244,842	$223,618
Adjustments for:
Depreciation, depletion and amortization	108,716	99,941
Gain on divestiture	(2,552)	—
Finance cost	28,333	27,643
Finance income	(5,772)	(1,468)
Foreign exchange loss/(gain), net	45,101	(20,846)
Derivative financial instrument (gain)/loss, net	(41,841)	22,441
Changes in net operating assets and liabilities	(27,059)	(43,516)
Other	1,135	8,166
Cash generated from operations before income taxes	350,903	315,979
Income taxes, net	(55,489)	(67,942)
Net cash provided by operating activities	295,414	248,037

Cash flows from investing activities
Investments in property, plant and equipment	(160,545)	(135,421)
Investments in intangible assets	(3,837)	(1,591)
Short term investments	—	—
Interest received	5,772	1,468
Proceeds from the sale of assets, net of disposition costs	1,066	(259)
Proceeds from sale of investment	5,368	—
Net cash used in investing activities	(152,176)	(135,803)

Cash flows from financing activities
Repayment of affiliated party borrowings	(21,084)	(39,701)
Borrowings from affiliated party	—	85,218
Offering costs associated with borrowings	—	(682)
Borrowings from third party line of credit	—	60,000
Repayment of third party line of credit	(25,000)	(35,000)
Lease payments	(10,073)	(9,486)
Return of capital	—	(51,591)
Dividends paid	—	(85,069)
Share premium distribution paid	(29,498)	—
Capital increase expenses	—	(155)
Contribution from related party	—	200
Proceeds from IPO	144,000	—
Related party recharge for stock-based compensation	(6,459)	(2,830)
Derivative credit support receipts/(payments) and settlements	37,481	(16,540)
Interest paid	(23,551)	(25,383)
IPO Costs	(9,428)	(2,307)
Net cash provided by/(used in) financing activities	56,388	(123,326)

Net increase/(decrease) in cash and cash equivalents	199,626	(11,092)

Cash and cash equivalents at:
Beginning of period	12,124	22,036
Effects of exchange rate changes	—	1,180
End of period	$211,750	$12,124

Reconciliation of IFRS to Non-IFRS
Reconciliation of IFRS Net Income to Non-IFRS Adjusted EBITDA and IFRS Net Income Margin to Non-IFRS Adjusted EBITDA Margin

	Three Months Ended December 31		Year ended December 31
	2025	2024	2025	2024
(all amounts in thousands of US$)
Net income	$43,511	$36,528	$185,439	$166,074
Finance cost, net	4,970	7,340	22,561	26,175
Income tax expense	10,830	13,645	59,403	57,544
Depreciation, depletion and amortization	28,954	30,917	108,716	99,941
Loss on disposal of fixed assets	297	957	(4)	2,411
Foreign exchange loss/(gain), net	(247)	(28,313)	45,101	(20,846)
Derivative financial instrument (gain)/loss, net	959	20,959	(41,841)	22,441
Fair value loss on sale of accounts receivable, net	618	570	4,012	4,620
Share-based compensation	1,535	966	3,792	3,841
IPO transaction costs	(35)	2,304	2,293	11,816
Acquisition related charges	2,661	—	2,661	—
Other	(314)	(2,351)	(2,469)	(3,617)
Adjusted EBITDA	$93,739	$83,522	$389,664	$370,400

Revenue	$405,662	$389,815	$1,664,188	$1,634,393
Net Income Margin(1)	10.7%	9.4%	11.1%	10.2%
Adjusted EBITDA Margin(2)	23.1%	21.4%	23.4%	22.7%

(1)Net Income Margin is calculated as net income divided by revenues.
(2)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenues.

Reconciliation of Free Cash Flow

	Year ended December 31
	2025	2024
(all amounts in thousands of US$)
Net cash provided by operating activities	$295,414	$248,037
Adjusted by:
Investments in property, plant and equipment	(160,545)	(135,421)
Investments in identifiable intangible assets	(3,837)	(1,591)
Proceeds from the sale of assets, net of disposition costs	1,066	(259)
Net Capital Expenditures	(163,316)	(137,271)
Free Cash Flow	$132,098	$110,766

Reconciliation of Net Debt

	As of
	December 31, 2025	December 31, 2024
(all amounts in thousands of US$)
Short-term borrowings, including accrued interest	$5,387	$33,608
Long-term borrowings	390,438	358,222
Short-term lease liabilities	11,168	12,386
Long-term lease liabilities	55,420	55,967
Less:
Cash and cash equivalents	(211,750)	(12,124)
Net Debt	$250,663	$448,059

Net Debt to Adjusted EBITDA

	As of
	December 31, 2025	December 31, 2024
(all amounts in thousands of US$)
IFRS:
Short-term borrowings, including accrued interest	$5,387	$33,608
Long-term borrowings	390,438	358,222
Short-term lease liabilities	11,168	12,386
Long-term lease liabilities	55,420	55,967
Total Debt	$462,413	$460,183
Net Income	$185,439	$166,074
Ratio of Total Debt to Net Income	2.49	2.77
Non-IFRS:
Net Debt	$250,663	$448,059
Adjusted EBITDA	$389,664	$370,400
Ratio of Net Debt to Adjusted EBITDA	0.64	1.21

Product Volumes and External Pricing

	Three Months Ended December 31				Year ended December 31
Volumes (in thousands) (1)(2)(3)	2025	2024	Change	% Change	2025	2024	Change	% Change
Total cement volumes	1,349	1,346			5,544	5,682
Cement consumed internally	(319)	(340)			(1,348)	(1,418)
External cement volumes	1,030	1,006	24	2.4%	4,196	4,264	(68)	(1.6)%
Total aggregates volumes	2,058	1,866			8,360	7,229
Aggregates consumed internally	(913)	(966)			(3,714)	(3,826)
External aggregates volumes	1,145	900	245	27.2%	4,646	3,403	1,243	36.5%
External ready-mix concrete volumes	1,112	1,105	7	0.6%	4,594	4,583	11	0.2%
External concrete block volumes	15,815	14,405	1,410	9.8%	63,315	64,665	(1,350)	(2.1)%
Total fly ash volumes	174	141			695	574
Fly ash consumed internally	(39)	(38)			(159)	(140)
External fly ash volumes	135	103	32	31.1%	536	434	102	23.5%

(1) Sales volumes are shown in tons for cement, aggregates and fly ash; in cubic yards for ready-mix concrete; and in 8-inch equivalent units for concrete blocks.
(2) Cement, aggregates and fly ash consumed internally represents the quantity of those materials transferred to our ready-mix concrete and concrete block product lines for use in the production process. Internal trading activity represents the consumption of internally sourced materials at a transfer price approximating market prices. These amounts are eliminated at the operating segment level or in consolidation, as appropriate.
(3) Aggregate volumes exclude by-products.

	Three Months Ended December 31				Year ended December 31
Average External Selling Price (1)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Cement	$148.83	$149.01	$(0.18)	(0.1)%	$149.29	$149.93	$(0.64)	(0.4)%
Aggregates	$24.70	$24.20	$0.50	2.1%	$24.82	$24.15	$0.67	2.8%
Ready-mix concrete	$162.54	$161.09	$1.45	0.9%	$162.36	$160.41	$1.95	1.2%
Concrete block	$2.29	$2.34	$(0.05)	(2.1)%	$2.33	$2.37	$(0.04)	(1.7)%
Fly ash	$51.65	$52.63	$(0.98)	(1.9)%	$53.43	$50.59	$2.84	5.6%

(1) Average external selling prices are shown on a per ton basis for cement, aggregates and fly ash; on a per cubic yard basis for ready-mix concrete; and on a per 8-inch equivalent unit for concrete blocks.

Segment Volume and Pricing Trends(1)(2)

	Three Months Ended December 31				Year ended December 31
	Florida		Mid-Atlantic		Florida		Mid-Atlantic
	% Change		% Change		% Change		% Change
	Volume	Average Price	Volume	Average Price	Volume	Average Price	Volume	Average Price
Cement	2.2%	(0.8)%	(2.1)%	0.6%	(1.3)%	(0.7)%	(3.8)%	0.4%
Aggregates	15.2%	(3.7)%	(22.0)%	6.6%	21.6%	2.2%	(24.6)%	21.3%
Ready-mix concrete	1.8%	0.7%	(1.2)%	5.9%	0.1%	0.9%	0.7%	3.1%
Concrete block	9.8%	(2.2)%	N/A	N/A	(2.1)%	(1.7)%	N/A	N/A
Fly ash	10.6%	1.6%	30.8%	(3.1)%	13.3%	0.8%	25.1%	7.3%

(1) Percent changes in volume include internal trading activity.
(2) Percent changes in prices include the consumption of internally sourced materials at a transfer price approximating market price.

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